# Greener Process Systems Inc.

## Regulation Crowdfunding Form C
## Offering Memorandum

Target Offering Amount of $50,000 to a Maximum Amount of $573,000

**Climate Impact SAFEs ("Securities" or "SAFEs")**

Valuation Cap: $15,000,000

Discount Rate: 80%

Minimum Investment: $500

Incremental Amounts of $100

# Table of Contents

# Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

# About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at [www.raisegreen.com](http://www.raisegreen.com) and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

# The Company

## Name of Company [1]

Company Name: Greener Process Systems Inc.  ("the Company," "the Issuer")

Address: Research Park at Florida Atlantic University

3651 FAU Boulevard #400, Boca Raton, FL 33431, USA

Website: https://www.greenerprocess.com/

Number of Employees: 10

State of Jurisdiction: Delaware

Date of Inception: May 27, 2021

## Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

DocuSigned by:

_____
B734C67A59DE46D...

Matt Sweetwood

CEO

DocuSigned by:

Enrico Festa
_____
AE5F0D2FC9CB4D7...

Enrico Festa

CTO

DocuSigned by:

_____
BDFE84A5E50D46F...

Maurizio Sole Festa

COO

## **Directors [4]**

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

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Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

| Full Name | Current Position and title | Dates of Board Service | Principal Occupation |
|---|---|---|---|
| Matt Sweetwoord | Director | May 27, 2021 - Present | CEO |

| Other Position 1 at Issuer | | Period of time | |
|---|---|---|---|
| CEO | | May 01, 2021 - Present | |

| Other Business Experience in the Past Three Years | | | |
|---|---|---|---|
| **Employer** | **Title** | **Principal Business of the Employer** | **Dates** |
| Luxnow Inc. | Founder | Self Employed | September 01, 2019 - 09, 2020 |
| Insurious LLC | Founder | Self Employed | August 01, 2020 - 12/31/22 |

| Full Name | Current Position and title | Dates of Board Service | Principal Occupation |
|---|---|---|---|
| Enrico Festa | Director | May 27, 2021 - Present | CTO |

| Other Position 1 at Issuer | | Period of time | |
|---|---|---|---|
| CTO | | September 11, 2019 - Present | |

| Other Business Experience in the Past Three Years | | | |
|---|---|---|---|
| **Employer** | **Title** | **Principal Business of the Employer** | **Dates** |

| Trimer Global Technologies | Sales and Marketing Advisor | pollution abatement | June 01, 2018 - Present |
| --- | --- | --- | --- |

| Full Name | Current Position and title | Dates of Board Service | Principal Occupation |
| --- | --- | --- | --- |
| Maurizio Sole Festa | Director | May 27, 2021 - Present | COO |
| **Other Position 1 at Issuer** | | **Period of time** | |
| COO | | September 11, 2019 - Present | |
| **Other Business Experience in the Past Three Years** | | | |
| **Employer** | **Title** | **Principal Business of the Employer** | **Dates** |
| Vyu360 | Owner & Trusted Board of Directors Member | mobile technology | June 01, 2016 - February 01, 2020 |

## Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

| Full Name | Current Position and title | Dates of Service | Principal Occupation | Other Employer |
| --- | --- | --- | --- | --- |

| Matt Sweetwood | CEO | May 01, 2021 - Present | | |

| Other Position 1 at Issuer | | Period of time | | |
|---|---|---|---|---|
| Director | | May 27, 2021 - Present | | |

| Other Business Experience in the Past Three Years | | | |
|---|---|---|---|
| **Employer** | **Title** | **Principal Business of the Employer** | **Dates** |
| Luxnow Inc. | Founder | Luxury Marketplace | September 01, 2019 - 09, 2020 |
| Insurious LLC | Founder | Insurance Marketplace | August 01, 2020 - 12/31/22 |

| **Full Name** | **Current Position and title** | **Dates of Service** | **Principal Occupation** | **Other Employer** |
|---|---|---|---|---|
| Enrico Festa | CTO | September 11, 2019 - Present | | |

| Other Position 1 at Issuer | | Period of time | | |
|---|---|---|---|---|
| Director | | May 27, 2021 - Present | | |

| Other Business Experience in the Past Three Years | | | |
|---|---|---|---|
| **Employer** | **Title** | **Principal Business of the Employer** | **Dates** |
| Trimer Global Technologies | Sales and Marketing Advisor | pollution abatement | June 01, 2018 - Present |

| **Full Name** | **Current Position and title** | **Dates of Service** | **Principal Occupation** | **Other Employer** |
|---|---|---|---|---|

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| Maurizio Sole Festa | COO | September 11, 2019 - Present | | |
|---|---|---|---|---|
| **Other Position 1 at Issuer** | | **Period of time** | | |
| Director | | May 27, 2021 - Present | | |
| **Other Business Experience in the Past Three Years** | | | | |
| **Employer** | **Title** | **Principal Business of the Employer** | | **Dates** |
| Vyu360 | Owner & Trusted Board of Direction Member | mobile technology | | June 01, 2016 - February 01, 2020 |

## Principal Security Holders [6]

[Provide the following for each person who owns 20% or more of the Company's voting equity securities at the most recent practicable date but no earlier than 120 days of the listing date: full name and ownership percentage.]

Below are the names and ownership levels of each person or entity, as of December 31, 2022 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

| Beneficial Owner Name | % of Voting Power Prior to Offering | % of Voting Power After Offering |
|---|---|---|
| Matt Sweetwood | 22.37% | 22.37% |
| Enrico Festa | 42.06% | 42.06% |
| Maurizio Sole Festa | 34.00% | 34.00% |

# The Business

## Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

See Appendix 4. The Offering Page for more information.

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**Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.**

Greener Process Systems was initially organized on September 11th, 2019 as a limited liability company as Greener Process Systems LLC, under the laws of the state of Florida. Since then, the company has converted into a C-Corp Greener Process Systems, Inc. and formed in the state of Delaware on May 27th, 2021.

For our current project in Europe, we have set up a subsidiary, Greener Process Systems SRL, 100% owned by Greener Process Systems Inc., to operate in that country in a way that follows all local laws and regulations.

# Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Specific Risk Factors  [8, 22, 23]

### Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

**Developing new products and technologies entails significant risks and uncertainties**

We are currently in the research and development stage and have only manufactured a prototype for our SETH™ systems. Delays or cost overruns in the development of our SETH™ systems and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

### We may never have an operational product or service

It is possible that there may never be an operational SETH™ Emissions capture system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

### Our Systems May Cause Damage

Our emissions capture systems are placed in heavy industrial scenarios such as over-oceangoing ship exhausts and furnace exhausts. There is a risk that our systems could cause peripheral damage to equipment it is placed on as well as physical injury. This could result in loss, damages and legal action.

### Current contracts may not execute.

At the time of this offer, we have existing contracts for our systems and engineering services. There could be unforeseen circumstances whereby these contracts are canceled or we may not be able to fulfill them. This could result in a significant loss of revenue and limit our ability to get timely and needed additional capital. .

### Customer Sales and Payment Risk

There is a risk that Greener Process Systems will not be able to sell its systems. Insufficient customers would lead to a reduction in anticipated revenue streams to the company, which could put it in financial jeopardy. In addition, there is a risk that customers will fail to pay the bill for systems or their operations.  To the extent that some  customers fail to make payments and that these customers are not efficiently replaced with new customers, this could create a shortfall in anticipated revenues.

The Company plans to serve global customers which may require the Company to accept payment in non US currency. Currencies fluctuate for numerous reasons – market confidence, changes in interest rates, geopolitical risk, to name a few reasons. This can work for and against the company – if the Company is paid in Euros, for example, and the Euro weakens vs the US dollar by 3%, the Company will experience a 3% drop in the value of their  payment when transferred to US dollars.  Currently, the Company's first project is receiving payment into its non-US subsidiary in Euros.

### Change in Regulations

Greener Process Systems  is subject to legislation and regulation at all levels of government - federal, state, and local - plus internationally given their global business model. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

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### Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This could inhibit the operation of the Greener Process System until repairs or replacements are made. There could be a further cost burden to the Company, if these are not covered by warranty at the time reducing the profit margin for investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

### Reliance on Contractors

Greener Process Systems depends on contractors and subcontractors build and maintain performance of our equipment over the life of the contract. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

### Breach of Contract

There is a possibility that there could be a breach of contract associated with projects or customers. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if the purchase order agreed to, or future leases, is not paid in a timely manner or at all). Another example might be if other third party vendors, like the installers of systems and equipment, could not fulfill their contracts.

### Crowdfunding Risks

### Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

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### Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

### Nascent Industry

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

### Limited Operating History

The Company and its development projects continue to be developed. The Company has limited revenue history. The likelihood of  successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

### Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

### Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company  may not be able to locate this personnel when needed. The Company  may not be able to locate or attract this personnel when needed, or the Company  may make hiring mistakes, which could adversely affect its business, financial condition, and operating results. Some key personnel may have responsibilities outside the company and this may reduce their time spent on Company projects or business.

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### Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

### Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

### Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

### General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

### COVID-19

COVID-19 continues to have ripple effects in the US and global outlook. Additional variants of Covid continue to develop and not all populations have had full access to vaccines and treatments. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by infusions of Federal spending and historic actions by the Federal Reserve to provide liquidity, neither of which is likely to continue at the same levels in the long term. The Fed may seek to unwind this support.

There remains much uncertainty as to how ensuing measures taken by the Fed or governments in response to the Covid pandemic will impact the economy. The lingering effects of COVID-19 create uncertainty around our business model.

## Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute our business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

## Investment is not a Diversified Investment

The Company's investments may be negatively affected by the shipping, transport or sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

## Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until a future financing or sale of the company, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

## Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

## Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

### Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

### No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

### No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

### Restrictions on Transferability of Securities Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

### Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

### Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or

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their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

### No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

### This Offering allows for "Early" and "Rolling Closes"

Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute a Rolling Close._If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period.  If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment  was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.  Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access. If the Company chooses to close the Offering early i.e. before its originally publicized Close Date, if you fail  to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering. The Company will select the final investor list - there is no guarantee that an investor who places a commitment and pays for the purchase, will ultimately be included in the final investor list, particularly in the situation of more investment commitments than the maximum goal of the Company.

### Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company  ultimately has discretion over the use of the proceeds to use in legitimate ways for its business.  Investors have no control over the ultimate use of raised funds.

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**SAFE Risks**

**Indefinite or delayed conversion**

The SAFE will convert to equity if the company raises more equity. If that does not happen you could own your SAFE indefinitely.  The Company may never conduct a future equity financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

**No Voting Rights**

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You may have no ability to control or influence the management of the Company.

**Investors will not be entitled to any inspection or information rights other than those required by law.**

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

**Event of Default or Sale of the Company**

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company,  the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

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### Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFES may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

### Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

### Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

### Long term hold
The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

### No Promise of Return

dc-1132710

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

### Valuation Risk

There is no present market for the SAFEs and the Company has set the price. The Offering price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price.

### Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that demand is reduced and customers may pull back from purchases.

### No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests.

No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

**Risks Related to Intellectual Property**

**<u>Competitive Advantages from Intellectual Property</u>**

If we are unable to secure and maintain patent or other intellectual property protection for the intellectual property covering our marketed products or our product candidates, our ability to compete will be harmed. Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies contained in our marketed products and product candidates. The patent positions of emissions reduction and environmental pollution control companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to. Even if any of our pending or future patent applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

**<u>Obtaining Patents</u>**

If we fail to establish, maintain and enforce intellectual property rights with respect to our technology and/or licensed technology, our financial condition, results of operations and business could be negatively impacted. Our ability to establish, maintain and enforce intellectual property rights with respect to our technology, once successfully developed, which we intend to market, will be a significant factor in determining our future financial and operating performance.

**<u>Violations of Intellectual Property Rights</u>**

We may face claims that we are violating the intellectual property rights of others.

Although we are not aware of any potential violations of others' intellectual property rights, we may face claims, including from direct competitors, other companies, scientists or research universities, asserting that our technology or the commercial use of such technology infringes or otherwise violates the intellectual property rights of others. We cannot be certain that our technologies and processes do not violate the intellectual property rights of others. If we are successful in developing technologies that allow us to earn revenues and our market profile grows we could become increasingly subject to such claims. We may also

19

face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, we cannot provide any assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop.

If we were found to be infringing or otherwise violating the intellectual property rights of others, we could face significant costs to implement work-around methods, and we cannot provide any assurance that any such work-around would be available or technically equivalent to our potential technology. Any claims brought against us alleging that we have violated the intellectual property of others could have negative consequences for our financial condition, results of operations and business, each of which could be materially adversely affected as a result.

**Protecting and enforcing our intellectual property rights**

Protecting and enforcing our intellectual property rights and combating unlicensed copying and use of our intellectual property can be difficult and expensive. Litigation filed by or against the Company and excessive legal costs could result in insufficient cash available to continue our business objective. Similarly, reductions in the legal protection for our intellectual property rights could adversely affect revenue.

## Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors.

## Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

**Additional issuances of securities**

The Company may issue additional securities of the same, or different, class, to the Securities of this offering which may reduce the value due to dilution. Those additional issuances may have preferred rights or other preferential treatment that negatively impact the SAFE-holders ability to receive a dividend or expected return.

**Company repurchases of securities**

Any repurchase of securities potentially reduces the Company's available funds to support its business. Repurchases of Securities issued in this offering may be at a lesser value than they were purchased for. SAFE and minority shareholders will have no rights to influence the decision to repurchase shares.

**A sale of the Company or of assets of the Company**

A sale of the Company may be at a lesser value than the valuation you might expect for the Company. A sale of assets may decrease the valuation of the Company, reducing the value of the SAFEs. SAFE holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company.

**Transactions with related parties**

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value or result an issuance of securities with greater rights than Securities in this offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

# The Offering

## Purpose [9]

[Describe the purpose of the offering]

The Company desires to:

1. Obtain funds from crowdfunding investments to finance a revenue-generating SETH™ System on a barge here in the US.

2. Expand our business development team to acquire new Industrial and Maritime revenue generating clients.

3. Apply for and add several patents to our IP portfolio

# Use of Proceeds [10]

[Describe in reasonable detail the intended use(s) of the net proceeds of the offering. If a range of possible uses, identify and describe each use and potential allocation to each.]

| | If Target Offering Amount | | If Maximum Offering Amount | |
|---|---|---|---|---|
| | $ | % | $ | % |
| **Total Proceeds** | **50,000** | **100%** | **573,000** | **100%** |
| Less: Raise Green Service Fees | 3,500 | 7% | 40,110 | 7% |
| **Net Proceeds** | **46,500** | **93%** | **532,890** | **93%** |
| Less: Operations | 46,500 | 93% | 166,170 | 29% |
| Less: Legal - Patent | - | - | 45,840 | 8% |
| Less: Business Development | - | - | 45,840 | 8% |
| Less: Research & Development | - | - | 97,410 | 17% |
| Less: Systems Build | - | - | 177,630 | 31% |
| **Total Net Proceeds** | **46,500** | **93%** | **532,890** | **93%** |

**The Company will use the Target Offering Amount for the following:**

Operations - 93% of proceeds will go to general business expenses, such as rent, office expense, travel, salaries, IT infrastructure, government filing fees.

Raise Green charges a 7% success fee.

**The Company will use the Maximum Offering Amount for the following:**

Operations - 29% of proceeds will go to general business expenses, such as rent, office expense, travel, salaries, IT infrastructure, government filing fees.

Legal - Patent - 8% of proceeds will go to Legal fees to file several patents

Business Development - 8% of proceeds will go to tools and personnel to generate new business in both maritime and industrial sectors

Research & Development - 17% of proceeds will go to funding our laboratory where we work on improving existing technologies as well as on upcoming technologies.

Systems Build - 31% of proceeds will go to providing necessary outside contractors and equipment to build SETH and IEM systems in the U.S.

Raise Green charges a 7% success fee.

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The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

## Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has not made use of any written communication or broadcast script to test the waters.

## Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

## Canceling a Commitment to Purchase [12]

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.  If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

# Securities of the Company

## Securities Being Offered [13, 14, 15, 16]

### Terms of Securities [13]

The Company is issuing SAFEs (Simple Agreement for Future Equity).

See the Terms of the Securities in the Subscription Agreement in Appendix 3

### Voting Rights and Limitations [14, 15]

Do the securities have voting rights?   No

Are there any limitations on any voting rights? N/A

If the Security converts to Preferred Stock in the future, this Preferred Stock will have no Voting rights.

### Modification of Terms [16]

If the SAFEs are converted into equity of the Company pursuant to the terms of the SAFEs, any modification to the terms of the securities issued upon conversion of the SAFEs must follow the rules established in the Certificate of Incorporation or Bylaws; further such securities may be subject to the transfer restrictions and any right of first refusal in the Company's Bylaws. The terms of the SAFEs cannot be modified solely by the Company once the SAFEs are issued to investors, except as otherwise authorized by applicable law. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

## Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 3 for additional information.

## Other Outstanding Securities [17, 18, 19, 20]

### Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

| Class of Security | Securities Authorized (Number or Amount) | Securities Outstanding (Number or Amount) | Voting Rights | Other Rights |
|---|---|---|---|---|
| **Common Stock** | 25,000,000 | 10,281,603 | Yes | N/A |

### Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The SAFE holders are not entitled to vote on any matters of the Company.

Investors may not have the right to vote upon matters of the Company even if and when their SAFE securities are converted into SAFE Preferred Stock (the occurrence of which cannot be guaranteed). Depending upon the terms of such conversion, the SAFE Preferred Stock may have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the equity security holders may be required to enter into a proxy agreement with the Intermediary to vote their equity securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right.

### Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

No

<u>Rights of Principal Shareholders [20]</u>

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Only the three largest Principal Security Holders (those holding Common Stock) have all of the voting rights of the Company. Additional shareholders of common stack were added in a previous Crowdfunding raise and their voting rights are assigned to the CEO. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its SAFE obligations. SAFE holders likely have limited to no ability to influence Company action.

## **Valuation of Securities Being Offered [21]**

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

In a liquidity or dissolution event of the Company, the SAFE is intended to operate like a standard preferred equity instrument. Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues preferred equity interests at a fixed valuation, the SAFE shall convert into the same type of preferred equity interests issued in such financing (with appropriate adjustment for the original issue price and liquidation preference of such interests) at a price per security equal to the lesser of the price implied by (i) a $15,000,000 post-money valuation cap (the "Valuation Cap"), or (ii) a twenty percent discount to the price per security paid by investors in such equity financing. The Company has not conducted a third-party valuation in connection with the Offering. The offering price for the Securities of this offering has been arbitrarily determined by the Company.

In the future, the Company will retain third-party valuation firms to perform valuations of its stock based on a set of factors that may include the following: price of other securities offered by the Company, the Company's financial condition, general market conditions, the Company's business performance and projections, the Company's stage of maturity, the Company's competitive landscape, general economic conditions.

## **Outstanding Indebtedness [24]**

[Describe the material terms of any indebtedness of the Company.]

26

The Company has the following outstanding material debts.

| Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms and Information |
|---|---|---|---|
| $500,000.00 | 6.5% | April 30, 2025 | Due to MSITA Trust |

## Other Exempt Offerings [25]

[Disclose all other exempt offerings conducted within the past three years. If you have issued securities previously (SAFEs, Equity, Convertible Notes, Debt) you have relied on an exemption. Review with your counsel to confirm accuracy]

The Company has conducted a Regulation Crowdfunding offering with StartEngine from 6/21/22 to 11/21/22 with a total raised amount of $44,468,08 via Common Equity at a share price of $1.95 and the below use of proceeds:

"If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

• StartEngine Platform Fees  3.5%

• StartEngine Service Fees 96.5%

Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,998.15, we plan to use these proceeds as follows:

• StartEngine Platform Fees 3.5%

• Company Employment 50.0%

Funding will allow us to hire staff for business development, grant research, and additional engineers.

• Operations 20.0%

Funding will be used for general operations such as office, IT, travel, and other related expenses.

• Research & Development 20.0%

As a technology and engineering company we will continue to advance our technologies, developing new prototypes and for new markets.

• Working Capital 6.5%

27

We must have cash on hand for miscellaneous expenses, to purchase parts for prototypes and systems."

## Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company (including the amount of this raise) during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

Name of Individual: Matthew Sweetwood

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan to company

Material Terms: $100,000 Loan to company, no Interest, already paid back.

# Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

## Operating History [27]

[Does the Company have an operating history? (Y/N)]

Yes

## Current Condition and Historical Results [28]

[Describe the Company's financial condition, including liquidity, capital resources, and historical results of operations. Must cover each year for which financial statements are provided.]

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

## Statement on Liquidity. Comment on any expected challenges.

### What is your company's liquidity position? (e.g. cash, assets, etc.)

Currently the Company has approximately $50,000 cash on hand and has historically generated approximately $50,000 in revenue over the last 2 years. We are anticipating an approximately $1,000,000 first payment on our EU purchase order in the first quarter of 2023.

### How fast will the Company use its current cash resources?

We currently have 5 months cash reserves

### How will funds from this raise affect your liquidity position?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $10,000 for expenses related to salaries, rent, general administration.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 48 months. This is based on an increased monthly burn rate of $30,000 for expenses related to salaries, rent, general administration.

## Statement on  Capital Resources. Comment on any expected challenges.

**What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)**

The Company has a line of credit of approximately $30,000 with Capital One through the use of their Spark Business Credit Card and a similar line through American Express.

**Is the Company dependent on the capital resources described above?**

We believe the funds of this campaign are not critical to our company operations.

These funds are required to support the expansion and growth of our business.

However, we have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. This includes a contract that will execute over the next 18 - 24 months.

## Financial Statements and Operation Discussion

|  | Most Recent Fiscal Year-end 2021 | Prior Fiscal year-end 2020 |
|---|---|---|
| Total Assets: | 16427 | NA |
| Cash & Cash Equivalents: | 16427 | NA |
| Accounts Receivable: | 0 | NA |
| Short-term Debt: | 0 | NA |
| Long-term Debt: | 0 | NA |
| Revenues/Sales: | 29941 | NA |
| Cost of Goods Sold: | 9223 | NA |
| Taxes Paid: | 0 | NA |
| Net Income: | (8973) | NA |
| # Employees | 10 | NA |

dc-1132710

**[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future. Comment on any material financial events that have occurred after the period covered by the financial statements]**

Greener Process Systems Inc. was formed on May 27, 2021. There was initial funding of $15,000 from founders. Our revenue in 2021 was from engineering consultation and the first payment €23,000 from our €9.2M purchase order.

In 2022, consulting revenue remained the same and we received a loan of $500,000 to continue operations until the second payment (€200,000) of our purchase order.

First- -year operations were funded by the investment of founders as well as temporary loans by founders. A substantial loan (with a 3-year payoff) of $500,000 was obtained in May of 2022, which will provide cash for operations for 18 months or more. The second payment on the existing purchase order of €200,000 will come in in 2023. The 3rd payment on our purchase order should come at 2nd quarter of 2023 of €3M, and the 4th payment of €3M will come at the end of 2023. This cash infusion will provide for operations and growth.

**Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.**

If this offering is successful the Company will be able to begin construction on a company owned revenue generating barge -based SETH™ here in the US or an Industrial based emissions capture solution that we intend on leasing to ports or shipping companies,.

Q2 2023 - $1,000,000 expected revenue

Q4 2023 - $1,000,000 expected revenue

2024 - $2,400,000 expected revenue

**Is the Company's viability dependent on the Offering?**

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. We currently have an order in-house for approximately $10M. Our profits on this order will provide most of our revenue. Funds from this raise will provide immediate funding to bridge our operations until payment from our contract.

**When does the Company's Fiscal Year end?**

The Company's fiscal year ends on December 31.

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## Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers (less than $124,000; $124,000 - $618,000; more than $1,235,000); for first-time issuers the second tier is from $124,000 - $1,235,000]

See Appendix 2.

# Additional Information

## Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

## Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

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# Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

## Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

## Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company.

## Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials ( FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to  enable Raise Green to set up your Account.  You will also need to sign  a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

### Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment  attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction.  Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

### Progress during  an Offering

Raise Green investor marketplace will display on the issuer's Offering Page,  an investment progress bar and Updates regarding the Offering.  For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period  on the "Q&A" (also referred to sometimes as the Forum)  tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

### Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

### Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period.  The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal.  For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.  If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

## Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will  provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering  and reconfirmation of the investment commitment).  The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason  up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of  the Target Offering Amount in settled funds,  the Company may  also choose  to conduct the first of a series of closes i.e., "**Rolling Close**",  if RG consents and proper thresholds and requirements have been met.  Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

## Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

## Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

# Appendix 2 – Financial Statements

# GREENER PROCESS SYSTEMS, INC.

## FINANCIAL STATEMENTS
## FROM INCEPTION (MAY 27, 2021) YEAR ENDED DECEMBER 31, 2021
## *(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors
Greener Process Systems, Inc.
Boca Raton, Florida

We have reviewed the accompanying financial statements of Greener Process Systems, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (May 27, 2021) to December 31, 2021 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

May 27, 2022
Los Angeles, California

**GREENER PROCESS SYSTEMS INC**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ | 16,427 |
| **Total current assets** | | **16,427** |
| | | |
| **Total assets** | $ | **16,427** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Shareholder loan | | 10,000 |
| **Total current liabilities** | | **10,000** |
| | | |
| **Total liabilities** | | **10,000** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | | 200 |
| Additional Paid In Capital | | 15,200 |
| Retained earnings/(Accumulated Deficit) | | (8,973) |
| | | |
| **Total stockholders' equity** | | **6,427** |
| | | |
| **Total liabilities and stockholders' equity** | $ | **16,427** |

*See accompanying notes to financial statements.*

**GREENER PROCESS SYSTEMS INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| Inception (May 27, 2021) | December 31, 2021 |
|---|---:|
| (USD $ in Dollars) | |
| Net revenue | $ 29,941 |
| Cost of Revenue | 9,223 |
| Gross profit | 20,718 |
| | |
| Operating expenses | |
| General and administrative | 29,649 |
| Sales and marketing | 41 |
| Total operating expenses | 29,691 |
| | |
| Operating income/(loss) | (8,973) |
| | |
| Interest expense | - |
| Other Loss/(Income) | - |
| Income/(Loss) before provision for income taxes | (8,973) |
| Provision/(Benefit) for income taxes | - |
| | |
| **Net income/(Net Loss)** | **$ (8,973)** |

*See accompanying notes to financial statements.*

**GREENER PROCESS SYSTEMS INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**(UNAUDITED)**

| (in , $US) | Common Stock | | Additional Paid in Capital | Retained earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Inception date -May 27, 2021** | - | | | | |
| Issuance of Common Stock | 20,000 | $ 200 | $ 15,200 | | $ 15,400 |
| Net income/(loss) | - | - | | $ (8,973) | (8,973) |
| **Balance—December 31, 2021** | **20,000** | **$ 200** | **$ 15,200** | **$ (8,973)** | **$ 6,427** |

*See accompanying notes to financial statements.*

**GREENER PROCESS SYSTEMS INC.**
STATEMENTS OF CASH FLOWS
(UNAUDITED)

| As of inception (May 27, 2021) | | December 31, 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ | (8,973) |
| **Net cash provided/(used) by operating activities** | | **(8,973)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of property and equipment | | - |
| **Net cash provided/(used) in investing activities** | | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Capital contribution | | 15,400 |
| Borrowing on shareholder loan | | 10,000 |
| **Net cash provided/(used) by financing activities** | | **25,400** |
| | | |
| Change in cash | | 16,427 |
| Cash—beginning of year | | - |
| **Cash—end of year** | $ | **16,427** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for income taxes | $ | - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ | - |
| Issuance of equity in return for note | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - |

*See accompanying notes to financial statements.*

**GREENER PROCESS SYSTEMS INC.**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021

## 1.    NATURE OF OPERATIONS

Greener Process Systems Inc. was incorporated on May 27, 2021, in the state of Delaware.  The financial statements of Greener Process Systems, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Boca Raton, Florida.

Greener Process Systems has developed a patented, state-of-the-art technology (SETH™), that captures emissions and reduces air pollution from oceangoing ships that are docked in ports near urban areas. Our sales process involves reaching out to ports and local/state/federal/international governments, demonstrating our systems and effectuating the sales process.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Income Taxes**

Greener Process Systems Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**GREENER PROCESS SYSTEMS INC.**

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2021

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its developed, patented state-of-the-art technology (SETH™), that captures emissions and reduces air pollution.

**Cost of sales**

Costs of goods sold include the cost of equipment sold, subcontractors, etc.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2021, amounted to $41, which is included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

**GREENER PROCESS SYSTEMS INC.**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 27, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**GREENER PROCESS SYSTEMS INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2021**

## 3. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 50,000 shares of Common Stock with a par value of $0.01. As of December 31, 2021, 20,000 shares have been issued and are outstanding.

## 4. DEBT

**Owner Loans**

During 2021, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

| | | | | | For the Year Ended December 2021 | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Owner | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest expenses | Accrued interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Matt Sweetwood | $ 10,000 | 0.00% | Fiscal Year 2021 | No set maturity | $ - | $ - | $ 10,000 | $ - | $ 10,000 |
| Total | | | | | $ - | $ - | $ 10,000 | $ - | $ 10,000 |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

## 5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

| As of Year Ended December 31, | 2021 |
|---|---|
| Net Operating Loss | $ (2,284) |
| Valuation Allowance | 2,284 |
| **Net Provision for income tax** | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 are as follows:

| As of Year Ended December 31, | 2021 |
|---|---|
| Net Operating Loss | $ (2,284) |
| Valuation Allowance | 2,284 |
| **Total Deferred Tax Asset** | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

**GREENER PROCESS SYSTEMS INC.**

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2021

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $8,973, and the Company had state net operating loss ("NOL") carryforwards of approximately $8,973. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

## 6.   RELATED PARTY

A shareholder, Matt Sweetwood loaned the Company $100,000 ($10,000 in 2021, and $90,000 in 2022). There is no loan agreement in place. All $100,000 has been paid back as of 5/31/22

## 7.   COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 27, 2022, which is the date the financial statements were available to be issued.

On May 1, 2022, the Company entered into a Promissory Note Agreement with MSITA Trust in the amount of $500,000. The note bears an interest rate of 6.5% per annum and the borrower shall make thirty six monthly payments of $9,783 and the final payment of $220,805 shall be paid on April 30, 2025.

On May 18, 2022, the Company (i) increased the authorized number of shares of Common Stock from 50,000 shares to 25,000,000 shares, (ii) declare a 460 for I forward stock split of the Company's issued and outstanding Common Stock in which every 1 share of the Company's Common Stock shall be split and converted into 460 shares of the Company's Common Stock, and (iii) decrease the par value per share from S0.01 to S0.00001.

**GREENER PROCESS SYSTEMS INC.**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021

There have been no other events or transactions during this time which would have a material effect on these financial statements.

### 9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

# Appendix 3 – Subscription Agreement

dc-1132710

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.


**GREENER PROCESS SYSTEMS INC.**

**SAFE**

**(Simple Agreement for Future Equity)**


THIS CERTIFIES THAT in exchange for the payment by the investor set forth on the signature page hereto (the "**Investor**") of the amount set forth on the Investor signature page hereto (the "**Purchase Amount**") on or about the date set forth on the Company signature page hereto (the "**Issuance Date**"), **GREENER PROCESS SYSTEMS INC.**, a Delaware corporation (the "**Company**"), issues to the Investor the right to certain equity of the Company, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $15,000,000.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1.      *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of Equity Interests equal to the Purchase Amount divided by the Discount Price; or (2) the number of Equity Interests equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into Equity Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the cash purchasers of Equity Interests, with appropriate variations for the Equity Interests issued to Safe holders, if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**.  If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Equity Interests equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").   If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating preferred Equity Interests. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Interests);

(ii) On par with payments for other Safes, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Equity Interests.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Equity Interests and other Safes who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Equity Interests basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Equity Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2.      *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Equity Interests basis):

● Includes all Equity Interests issued and outstanding;
● Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Equity Interests.

"**Direct Listing**" means the Company's initial listing of its equity (other equity not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing equity of the Company for resale, as approved by the Company's directors or similar management body. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Equity Interests sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Equity Interests, the amount of such dividend that is paid per Equity Interest multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Equity Interests at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Equity Interests**" means Preferred Stock of the Company; *provided* that, in the case of a conversion under Section 1(a) above, such Preferred Stock will take the form of a shadow series of non-voting equity interests, with rights and preferences identical in all respects to the Equity Interests issued in relevant Equity Financing, except (i) with respect to the original issue price and liquidation preference thereof, which shall reflect the Safe Price, and (ii) with respect to changes or limitations of any other rights or preferences as may be necessary or advisable to enable the Company to comply with Regulation CF.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of equity of the Company pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Equity Interests basis):

- Includes all Equity Interests issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation Equity Interests) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the lower of (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization, or (ii) the price per share of equity interest equal to the fair market value of the Equity Interests at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Offering Disclosure Documents**" means the Form C submitted by the Company to the SEC, together with all related attachments and disclosures thereto, which are summarized in Appendix 1 hereto.

"**Options**" includes options, restricted equity awards or purchases, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Equity Interests' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Raise Green**" means Raise Green, Inc.

"**Regulation Crowdfunding**" means Regulation Crowdfunding, as adopted by SEC under the Securities Act and the Securities Exchange Act of 1934.

"**Safe**" means an instrument containing a future right to Equity Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Unissued Option Pool**" means all Equity Interests that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3.      *Company Representations*

(a)      The Company is a corporation duly organized and existing under the laws of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)      The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement (subject to Section 3(d)). This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms

(c)     The Safes, when authorized and issued in compliance with the provisions of this Agreement, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Safes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

(d)     No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Interests issuable pursuant to Section 1.

**4.     *Investor Representations***

(a)     The Investor is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Safe, all as described in the Offering Disclosure Documents.

(b)     The Investor (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Safe.

(c)     The Investor can bear the economic risk of the purchase of the Safe, including the total loss of the Investor's investment in the Safe, and has adequate means for the Investor's current needs and possible contingencies and has no need for liquidity in this investment.

(d)     Any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Investor anticipates no material adverse change to that condition.

(e)     All of the information the Investor has provided in this Agreement is complete, true, and correct in all material respects.

(f)     Including the Purchase Amount, in the past 12-month period the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(g)     Updates and Reliance. The Investor shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Investor in this Agreement occurring prior to the Issuance Date. The Investor understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Investor to Raise Green and in this Agreement.

**5.     *Miscellaneous***

(a)     Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)     Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)       The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Equity Interests for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company equityholder or rights to vote for the election of directors or on any matter submitted to Company equityholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until equity interests have been issued on the terms described in Section 1.  However, if the Company pays a dividend on outstanding Equity Interests (that is not payable in Equity Interests) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)       This Safe and the rights under this Safe are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 2 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions).

(e)       In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)       This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Delaware, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in Delaware and agree that venue shall lie exclusively in New Castle County, Delaware.

(g)       The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended.  Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)       The Investor shall indemnify, hold harmless and defend (i) the Company, (ii) the members or other owners of the Company, (iii) Raise Green, and (iv) the other Safe holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Investor's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Investor in this Agreement or in connection with any other Offering Disclosure Documents.

(i)       The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(j)       This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

**[Signatures Appear on Next Pages]**

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered as of the Issuance Date.

By (Signature*): _____

Print Name: _____

Purchase Amount (i.e. Subscribed Securities) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Investor's Notice Address:

Investor Name: _____

Mailing Address: _____

_____

Email: _____

Attention: _____

*[Subscription Agreement -- Investor Signature Page]*

DC-1133162

The offer to purchase Subscribed Securities as set forth on the Investor Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, in the Purchase Amount, as set forth on the Investor signature page, as of the Issuance Date set forth below.

**Greener Process Systems Inc.**

By:        _____

Print Name:    **Matt Sweetwood**_____

Title:        **CEO**_____

Issuance Date: _____

*[Subscription Agreement -- <u>Company Signature Page</u>]*

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

MOFOSAFE11.14.22

**Appendix 1 Offering Disclosure Documents**

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **Greener Process Systems** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

**Appendix 2 Restrictions on the Transfer or Sale of Securities**

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

**Within the First Year after the Purchase**

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**At any time after the Purchase**

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

# Appendix 4 – Offering Page

dc-1132710













Raise Green Inc ^&

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Greener Process Systems Inc.

Greener Process Systems

Carbon mitigation solution for ports

$573K Maximum Offering Amount

OVERVIEW | BUSINESS PLAN | TERMS AND FINANCIALS | DOCUMENTS | VIDEO | UPDATES

## Why Invest Now?

- Our ship emissions-capture technology, SETH™, reduces, to near zero, pollution from docked oceangoing ships
- Received a $10 million purchase order to install our maritime SETH™ systems in the EU over the next 18-24 months, backed by the Green Ports Fund of the Italian government
- Improve air quality worldwide, remove CO2 from exhaust, and prevent further health implications for near-port communities disproportionately affected by harmful pollutants
- Greener Process Systems will sell and lease SETH™ to ports around the world and similar systems to industry
- Seeking funding to build a barge-based SETH™ system in the US to lease to freighters and port operators.
- Government regulations are requiring ports all over the world to reduce emissions over the next decade. We have identified a total addressable market worth $27B*

## Deal Terms

| | |
|---|---|
| Security Type<br>Equity-SAFE | Target Amount<br>$50,000 |
| Min. Investment<br>$500 | Increments<br>$100 |
| Valuation Cap<br>$15 million | Discount<br>80% to Valuation |

See Terms Tab for more details

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Greener Process Systems - Our Technology, Business Plan and the Future

## Spread the Word!

## The Opportunity

**Government regulations are requiring ports and industry to reduce emissions over the next decade*.** There are thousands of ports and industrial plants worldwide that would benefit from our capture system as they search for a solution to reach these emission goals.

Greener Process Systems has identified a total addressable market of $27B globally when accounting for initial serviceable market size in Maritime and Industrial sectors. There are more than 4,200 berths in over 2,000 main ports.** Regionally, this market consists of a $11B+ US market and a $10B+ European market. There is an additional $6B opportunity to address industrial emissions.

We believe our capturing systems to be a first-of-its-kind technology that no other company has been able to achieve. Our patented technology attaches to the smokestacks creating a hermetic seal using advanced robotics. **This enables our systems to be up to 98% effective at removing emissions.** Once captured, our systems filter the exhaust into a small amount of dry particles that can easily be disposed of or re-purposed and also capable of purifying CO2 for further processing and storage.

*https://portsforpeople.pacificenvironment.org/policymaker/report-cards/

**Market assessment conducted internally by Greener Process Systems using information provided by TransportGeography.org

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**$100B**

Costs from port emissions to nearby communities

**Community Benefit**
70% of Air Pollution* in nearby cities is caused by stationed ships docked in ports.

- Port Air Pollution constitutes a worldwide catastrophic health and an environmental problem.
- According to the U.S. EPA, the negative effects cost in the 100's of billions of dollars annually.**
- On average, one large oceangoing ship emits the equivalent of more than 20,000 cars*** not equipped with catalytic converters while docked in port.

**Our emissions capture systems solve these problems and clean the air for nearby communities.**

**98%**

effective in removing emissions from ships

**Environmental Impact**
Our patented technology attaches to the smokestacks of ships using advanced robotics, and is up to 98% effective at removing emissions based on tests****:

- NOx removal effectiveness 90%
- SOx removal effectiveness 95%
- Diesel Particulate removal effectiveness 98%
- Heavy Metals removal effectiveness 98%
- CO2 abatement in average conditions (for small tonnage ships) is about 100 tons/year/ship to 1000 tons/year/ship***** (for medium tonnage ships).

*https://secureservercdn.net/166.62.108.139/i8c.3f9.myftpupload.com/wp-content/uploads/2022/05/APAT-Le-emissioni-in-atmosfera-1.pdf

**https://earth.stanford.edu/news/how-much-does-air-pollution-cost-

***https://www.transportenvironment.org/discover/luxury-cruise-giant-emits-10-times-more-air-pollution-sox-all-europes-cars-study/

****https://secureservercdn.net/166.62.108.139/i8c.3f9.myftpupload.com/wp-content/uploads/2022/05/APAT-Le-emissioni-in-atmosfera-1.pdf

*****https://i8c3f9.p3cdn1.secureserver.net/PollutantEmissionInPorts.pdf

## The Company

Greener Process Systems Inc. is a global business with headquarters in South Florida that values an inclusive culture, a professional management approach, and an unrelenting desire to improve the earth's environment using innovation, technology, and a firm belief that humans can always do better for our planet.

We have successfully built a working prototype (Technology Readiness Level 9) of SETH™ that can reduce emissions by a whopping 98%, and are currently in the process of securing US patents for our ship emission capture system. To date, Greener Process Systems has already secured the patent for SETH™ in the EU.

Most excitedly, we have a ~$10 million purchase order to install all three versions of our SETH™ systems in the EU over the next 18-24 months. Europe will have the first SETH™ system, and once tested in official capacity, Greener Process Systems expects to be able to deploy additional emission capture systems to other ports and countries worldwide. In addition, we are in discussions with several industrial companies here in the US to install our systems on their factories.

Founder and lead engineer, Enrico Festa, spent a decade in the Oil & Gas industry by working on-shore and off-shore in refineries and petrochemical plants, and in the aftermath of a major environmental disaster, he decided to dedicate his professional life to engineering technologies for environmental protection. In Italy, he was a pioneer in the eco-engineering sector (he himself recounts that he often had to explain in the 1970s, even to some colleagues, what is meant by "ecology") and as a father of three kids, he raised by teaching them to live an eco-conscious life.

Greener operates based on 3 simple values: Integrity, Care for the Planet Earth as a Whole and Hard Work. In 2019, the company opened operations in South Florida, and further extended operations worldwide. Greener has seen rapid growth as a result of its patented technology designed to eliminate emission and help companies to comply with current laws and regulations.

## Team



**Matt Sweetwood**
CEO & Director

Matt has over 30 years of Founder, CEO, and serial entrepreneurial experience and has been credited with the reinvention of the modern camera store, as well as the country's largest in-store photography education program. He was able to scale up his company from $1M to $100M and had a successful exit. He is a frequent national TV and publication contributor and has a #1 best-selling book: "Leader of the Pack: How a single dad of five led his kids, his business, and himself from disaster to success."

Matt is the founder of Luxnow Inc and Insurious LLC, but 99% of his time is devoted to Greener. Matt holds a BA degree in Mathematics from Rutgers University, an MA in Theoretical Mathematics from the University of Pennsylvania, and a Ph.D. in Computer Science.



**Maurizio Festa**
COO & Director

Maurizio brings 18+ years of development experience in the mobile industry. He is an award-winning open innovation specialist that contributed to bringing to market the world's first Microsoft Mobile device as well as the launching of the Windows10 eco-system. He has worked with Toshiba, Qualcomm, D.A.R.P.A., and Google in the development and conceptualization of the Google Project, ARA. Among his many professional accolades, Festa has been awarded two patents and co-founded Vyu360 – a brand developed from the ground up starting with a 400% over goal crowdfunding campaign (Kickstarter).

He has extensive leadership skills and experience along with valuable technical and creative skills. Maurizio holds a BS in Computer Science and a dual master's degree in Engineering & Aeronautics from the Università di Bologna, Italy.



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**Enrico Festa**
CTO & Director

Enrico brings over 35 years of environmental management systems experience. He has led several research and prototyping projects with the partnership of Italian Universities such as "Study of the behavior of aerosol particles in strong electrostatic fields" and "VOC abatement in industrial exhausts".

He is an external expert for the EU Commission to assist in the evaluation of grant applications, projects, and tenders, and to provide opinions and advice in specific cases. , Enrico is also a Consultant of the key-partner company Tri-Mer Global Technologies, for which he currently advises (10hrs/week) and is the owner of many proprietary environmental technologies, lending his experience in unit operations based upon the use of water for the abatement of the industrial exhaust pollutants

Enrico holds an MS in Chemical Engineering and post-degree courses in Fluid Catalytic Cracking Engineering and Petrochemical Safety Process.

## Press



*"A Clean-Tech Startup Is Developing a Revolutionary Modular System to Capture Maritime and Industrial Emissions"*

*- Yahoo Finance*



*"Greener Process Systems is creating a greener world through patented ship emissions capture technology."*

*- Influencive*

## Risks and Disclosures

A CROWDFUNDING INVESTMENT INVOLVES RISK.  YOU SHOULD NOT INVEST ANYTHING YOU CANNOT LOSE ENTIRELY.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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We are currently in the research and development stage and have only manufactured a prototype for our SETH™ systems. Delays or cost overruns in the development of our SETH™ systems and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

### We may never have an operational product or service

It is possible that there may never be an operational SETH™ Emissions capture system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

### Our Systems May Cause Damage

Our emissions capture systems are placed in heavy industrial scenarios such as over-oceangoing ship exhausts and furnace exhausts. There is a risk that our systems could cause peripheral damage to equipment it is placed on as well as physical injury. This could result in loss, damages and legal action.

### Current contracts may not execute.

At the time of this offer, we have existing contracts for our systems and engineering services. There could be unforeseen circumstances whereby these contracts are canceled or we may not be able to fulfill them. This could result in a significant loss of revenue and limit our ability to get timely and needed additional capital. .

### Customer Sales and Payment Risk

There is a risk that Greener Process Systems will not be able to sell its systems. Insufficient customers  would lead to a reduction in anticipated revenue streams to the company, which could put it in financial jeopardy. In addition, there is a risk that customers will fail to pay the bill for systems or their operations.  To the extent that some  customers fail to make payments and that these customers are not efficiently replaced with new customers, this could create a shortfall in anticipated revenues.

The Company plans to serve global customers which may require the Company to accept payment in non US currency. Currencies fluctuate for numerous reasons – market confidence, changes in interest rates, geopolitical risk, to name a few reasons. This can work for and against the company – if the Company is paid in Euros, for example, and the Euro weakens vs the US dollar by 3%, the Company will experience a 3% drop in the value of their payment when transferred to US dollars.  Currently, the Company's first project is receiving payment into its non-US subsidiary in Euros.

### Change in Regulations

Greener Process Systems  is subject to legislation and regulation at all levels of government - federal, state, and local - plus internationally given their global business model. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

### Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This could inhibit the operation of the Greener Process System until repairs or replacements are made.  There could be a further cost burden to the Company, if these are not covered by warranty at the time reducing the profit margin for investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

### Reliance on Contractors

Greener Process Systems depends on contractors and subcontractors build and maintain performance of our equipment over the life of the contract. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

### Breach of Contract

There is a possibility that there could be a breach of contract associated with projects or customers. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its liabilities (for example, if the purchase order agreed to, or future leases, is not paid in a timely manner or at all). Another example might be if other third party vendors, like the installers of systems and equipment, could not fulfill their contracts.

The SAFE will convert to equity if the company raises more equity. If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

### No Voting Rights

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You may have no ability to control or influence the management of the Company.

### Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

### Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that SAFE holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

### Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFES may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

### Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

### Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

### Long term hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

### No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

### Valuation Risk

There is no present market for the SAFEs and the Company has set the price. The Offering price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price.

### Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that demand is reduced and customers may pull back from purchases.

### No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests.

No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

---



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if we are unable to secure and maintain patent or other intellectual property protection for the intellectual property covering our marketed products or our product candidates, our ability to compete will be harmed. Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies contained in our marketed products and product candidates. The patent positions of emissions reduction and environmental pollution control companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to. Even if any of our pending or future patent applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

**Obtaining Patents**

If we fail to establish, maintain and enforce intellectual property rights with respect to our technology and/or licensed technology, our financial condition, results of operations and business could be negatively impacted. Our ability to establish, maintain and enforce intellectual property rights with respect to our technology, once successfully developed, which we intend to market, will be a significant factor in determining our future financial and operating performance.

**Violations of Intellectual Property Rights**

We may face claims that we are violating the intellectual property rights of others.

Although we are not aware of any potential violations of others' intellectual property rights, we may face claims, including from direct competitors, other companies, scientists or research universities, asserting that our technology or the commercial use of such technology infringes or otherwise violates the intellectual property rights of others. We cannot be certain that our technologies and processes do not violate the intellectual property rights of others. If we are successful in developing technologies that allow us to earn revenues and our market profile grows we could become increasingly subject to such claims. We may also face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, we cannot provide any assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop.

If we were found to be infringing or otherwise violating the intellectual property rights of others, we could face significant costs to implement work-around methods, and we cannot provide any assurance that any such work-around would be available or technically equivalent to our potential technology.  Any claims brought against us alleging that we have violated the intellectual property of others could have negative consequences for our financial condition, results of operations and business, each of which could be materially adversely affected as a result.

**Protecting and enforcing our intellectual property rights**

Protecting and enforcing our intellectual property rights and combating unlicensed copying and use of our intellectual property can be difficult and expensive. Litigation filed by or against the Company and excessive legal costs could result in insufficient cash available to continue our business objective. Similarly, reductions in the legal protection for our intellectual property rights could adversely affect revenue.

<u>General Crowdfunding Risks</u>

**Speculative**

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

**Investment in Personnel**

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

**Nascent Industry**

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

**Limited Operating History**

The Company and its development projects continue to be developed. The Company has limited revenue history. The likelihood of  successes should

---

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# Greener
### Process Systems

Making the Earth a Cleaner and Greener Place to Live

Greener Process Systems Inc
Matt Sweetwood, CEO • email: matt@greenerprocess.com • phone: +1 (305) 349 3522

Pitch

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## Business Plan

**Solution**

Greener Process Systems has developed a revolutionary modular system to capture maritime and Industrial emissions. The company's SETH™ (Ship Emission Treatment in Harbor) and IEM (Industrial Emission Management) systems are designed to create a hermetic seal between smoke and exhaust stacks and the filtration system. Greener Process Systems offers a scalable solution to the global emission problem, helping both the transportation and industrial sectors to tackle this problem. By doing so we increase the efficiency of emitting systems while rendering toxic output into harmless waste. We believe this technology enables the continued use of fuels while reducing to near zero their impact on health and the environment.

The system takes advantage of a dry process without the use of any solvents or any liquid. No liquid waste is generated from it, which can result in water contamination. Advanced robotics make this system highly adaptable and versatile, designed to reach multiple ships' exhaust funnels simultaneously and independent of their shape and form. The system is fully automated and does not require direct human intervention.

The Company's business model includes engineering surveys and evaluations, design and installation of emission capture and energy optimization systems in ports and other industries, such as power generation, glass, metal cement, paint and food manufacturing.

**Operations**

We have produced a prototype that has been independently tested and received the highest level of readiness (TRLI 9). The working product is currently in production in parts of the U.S. and in our European lab. We have received a purchase order to install three SETH systems in Italy for approximately $10M and are working to deliver on that order now.

Our current roadmap has us completing the first 3 SETH systems over the next 18-24 months (Q4 2023-Q2 2024). Future looking the company is focusing on installing SETH systems in many of the thousands of oceangoing ports throughout the world as well as other potential industrial uses for our emissions capturing technologies.

**Customers**

Greener Process Systems operates a B2B business model, targeting ports, power plants, refineries, manufacturers, and transportation companies. Based on the Company's internal calculations, the initial serviceable market size is more than $27 billion.

**Differentiation**

We have a new concept in air pollution capture. Emissions from vessels running auxiliary diesel engines at berth can be significant contributors to air pollution. Exposure to air pollution associated with emissions from ocean-going vessels and other diesel engines at ports (including particulate matter, nitrogen oxides, ozone, and air toxics) can contribute to significant health problems-including premature mortality, increased hospital admissions for heart and lung disease, increased cancer risk, and increased respiratory symptoms. This is a problem that has existed since freighters have been sailing. There are 2 ways pollution is being addressed today - both the Company believes are insufficient – and the Company sees SETHTM in its own category with no similar technology in the market.

Our technology captures emission at the source and utilizes temperature of the exhaust gasses to fuel the process system. By doing so we increase the efficiency of emitting systems while rendering toxic output into harmless waste. This technology enables the continued use of fuels while reducing near zero the impact on health and the environment. Additional differentiators are the implementation of a modular approach, automation, advanced robotics, standardized integration, and advanced chemistry.

**Revenue**

We engineer and manufacture systems and sell them to institutions (ports, private companies, and public authorities, state and local governments) that can offer them as a paid service or sell them to operators and final users.

We generate revenue from selling systems, offering financing and leasing options. We also generate revenue from after sale service agreements, where we adopt profit sharing business model on power generation from heat waste recovery, on carbon credits and on generated material recovery. We also expect additional revenue streams from engineering services, patent royalties, and software maintenance and upgrades.

**Partners**

GreenerProcess Systems is a multinational company that embraces the open innovation model to expand quickly and improve our effectiveness. We have partnered with commercial and innovative companies both in Europe and the US, with a solid contractual base. We also have partnership agreements with several Universities to carry our research and development efforts.

## Use of Proceeds

The Company is seeking to raise a minimum of $50,000 (the "Target Offering") and up to $618,000 (the "Maximum Offering Amount") in this Offering. Funds raised in this offering will be used to build and enhance operations, legal fees to file several more patents, building a robust business development team, and serve as additional buffer for supplies and sub-contractors as we build our SETH and IEM systems.

Raise Green Inc ^&

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OVERVIEW BUSINESS PLAN TERMS AND FINANCIALS DOCUMENTS VIDEO UPDATES Q & A

| | | | | |
|---|---|---|---|---|
| **Total Proceeds** | **50,000** | **100%** | **573,000** | **100%** |
| Less: Raise Green Service Fees | 3,500 | 7% | 40,110 | 7% |
| **Net Proceeds** | **46,500** | **93%** | **532,890** | **93%** |
| Less: Operations | 46,500 | 93% | 166,170 | 29% |

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Back to Offers

MANAGE INVITE TO OFFER

TIME REMAINING
91 Days 06 Hours 50 Mins

0.5% COMMITTED $2.6K

INVEST

Greener Process Systems Inc.

Greener Process Systems

Carbon mitigation solution for ports

$573K Maximum Offering Amount

OVERVIEW BUSINESS PLAN TERMS AND FINANCIALS DOCUMENTS VIDEO UPDATES Q & A

## Terms

**Security Type:** Simple Agreement for Future Equity (SAFE)

(Learn more about SECURITY TYPE)

**Minimum Investment Amount:** $500

**Investment Increments:** $100

**Valuation Cap:** $15,000,000

**Discount Rate:** 80%

**Target Raise:** $50,000

**Maximum Raise:** $573,000

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

| | Most Recent Fiscal Year-end 2021 | Prior Fiscal year-end 2020 |
|---|---|---|
| Total Assets: | 16427 | NA |
| Cash & Cash Equivalents: | 16427 | NA |
| Accounts Receivable: | 0 | NA |
| Short-term Debt: | 0 | NA |
| Long-term Debt: | 0 | NA |
| Revenues/Sales: | 29941 | NA |
| Cost of Goods Sold: | 9223 | NA |
| Taxes Paid: | 0 | NA |
| Net Income: | (8973) | NA |
| # Employees | 10 | NA |

*Table 2. Financial Statements from the most recent two fiscal years. For full financial statements, please see the Form C.*

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**Video Transcript**

Slide 1 - Welcome

Welcome to Greener Process Systems. Our goal is to make the Earth a cleaner and greener place to live.

Slide 2 - Introduction

We're going to do that, using our modular technology and innovative systems to captures and process maritime

and industrial emissions.

Slide 3 - The Problem

Currently, capturing emissions is very expensive and very inefficient. with an average cost of $1,000 per emitted

ton with a miniscule 0.1% effective rate.

Slide 4 - Value Proposition

Greener's technology aims to get costs below $100 per emitted ton at a very high level of efficiency.

Slide 5 – Market Opportunity

Air pollution constitutes a catastrophic health and environmental problem, that according to the EPA, the

negative effects cost in the hundreds of billions of dollars annually. Greener Process Systems offers a unique

opportunity to reduce pollution emissions, comply with current regulations, and generate revenue from energy

consumption optimization, and from carbon credits exchanges.

Slide 6 – Underlying Magic

The underlying magic behind our technology is capturing emission at the source. We utilize the high temperatures

of the exhaust gases to fuel the process system. We use a modular approach which allows for easier upgrades and

expansion of our systems.

Slide 7 – Business Model

Our business model is simple: We partner with our clients, facilitating them in their efforts to reduce emissions.

We generate revenue from selling systems, offering financing and leasing options. We also generate revenue from

after-sale service agreements, where we leverage incentives such power generation cost offsets, revenue sharing from carbon credits and material recovery.

Slide 8 – Go To Market

Greener has a well-planned path to success that predicts fast growing expansion all through 2030.

Slide 9 – skip

Slide 10 - Competition &amp; Favorable market conditions

For both the Industrial and maritime sector, there are our systems, but our patented sealing-the-stack technology

presents our main advantage, as this reduces cost of operation and guaranties superior capturing and abatement

results. Electrification is a competitor to emission capturing systems, but in reality, not all electric power is

generated with renewables, has a high use cost, is not feasible in many instances, and a large portion of this

industry still requires capturing systems as well.


Slide 11

If Greener is able to capture a very small percentage of the Maritime and Industrial emissions capture

marketplace, we'll be a highly valuable, revenue generating company in a relatively short amount of time. And we

are off to a great start…


Slide 11 - Current status, accomplishments &amp; use of funds

We currently have a $10 million purchase order to install SETH maritime emissions capture systems in Europe,

where we have our wholly owned subsidiary and a sophisticated engineering laboratory. We are also working on a

research project in conjunction with our partner universities and have multiple industrial projects in the making.

We are currently seeking a round of investments to advance and accelerate the placement of our SETH systems

here in the US.

Slide 12 – The Team

We have a highly experienced, but young-at-heart, senior management team. We're entrepreneurs, engineers,

and visionaries.

In conclusion, I like to present our CEO, Matt Sweetwood

CEO Matt Message.

Hello, I'm Matt Sweetwood, CEO of Greener Process Systems. When I had the opportunity to join Greener, it was

something I couldn't pass up. We have shovel-ready technology. Designed by the world's best engineers, that can

make a huge positive impact on the environment and people's health. I hope you'll join me on our journey to

make the world a cleaner and Greener place.